Filed by The Titan Corporation Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Science & Engineering Associates, Inc. Commission File No. 001-06035

The definitive agreement for The Titan Corporation's acquisition of Science & Engineering Associates, Inc. and the Voting Agreement entered into by certain shareholders of Science & Engineering Associates, Inc with The Titan Corporation pursuant to which such shareholders agreed to vote their Science & Engineering Associates, Inc common stock in favor of the merger were filed by The Titan Corporation under cover of Form 8-K and are incorporated by reference into this filing.